UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         Flexpoint Sensor Systems, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   33938W-10-1
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                  801-961-8800
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33938W-10-1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Aspen Capital Resources, LLC

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         68,430,842  Shares,  including  50,132,555  Shares,  15,982,793  Shares issuable upon conversion of convertible Debentures, and 2,315,494 Shares issuable upon exercise of warrants

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         68,430,842  Shares,  including  50,132,555  Shares,  15,982,793  Shares issuable upon conversion of convertible Debentures, and 2,315,494 Shares issuable upon exercise of warrants


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



10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         68,430,842  Shares,  including  50,132,555  Shares,  15,982,793  Shares issuable upon conversion of convertible Debentures, and 2,315,494 Shares issuable upon exercise of warrants

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         76.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO



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



         This Amendment No. 4 to the Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Flexpoint Sensor Systems, Inc., a Delaware corporation (the "Company") held for the accounts of Aspen Capital Resources, LLC (the "Reporting Person"). Capitalized terms not otherwise defined herein have the meanings given in the Statement on Schedule 13D filed with respect to the reporting date of April 4, 2000. This Amendment is filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

         Item 4 and Item 5 of Schedule 13D are hereby amended and restated in their entirety, as follows:

Item 4.   Purpose of Transaction

         On October 5, 2000, the Reporting Person delivered a notice of conversion to the Company converting $50,000.00 principal amount of the Debentures with the purpose of acquiring voting control of the Company. The Company has experienced adverse developments to its business. The Company has minimal cash and cannot presently pay its obligations as they come due, including payment of the Debentures. In addition, the Company has a substantial working capital deficit. The Company has unsuccessfully attempted to raise funds from various sources, including certain of its major stockholders and investors. The Reporting Person may make additional advances to the Company, but only if the Reporting Person is in the position to exercise voting control of the Company.

Item 5.   Interest in Securities of the Issuer

         (a) - (b) On October 5, 2000 the Reporting Person owned 132,555 Shares, converted $50,000.00 principal amount of Debentures to 50,000,000 Shares and owned warrants exercisable within 60 days for 2,315,494 Shares. On that date the Reporting Person was also the holder of $2,450,000 principal amount of Debentures, all of which are convertible at the Conversion Price, as defined below. The Conversion Price for the Debentures is 80% of the lesser of (i) the average of the 3 lowest closing bid prices during the 15 trading days preceding March 3, 2000, or (ii) the average of the 3 lowest closing bid prices during the 15 trading days preceding the date of conversion. The Company is in default under the Debentures and consequently the Conversion Price as determined above is subject to an additional reduction of $.50 per share. Because the Shares are currently trading at less the $.50, the Conversion Price is deemed to be $.001 per share, which is the par value per share of the Company's common stock.

         Because the Debentures are convertible into Shares at the option of the Reporting Person pursuant to the foregoing formulas, the actual number of Shares which would be owned by the Reporting Person upon conversion will fluctuate. However, for purposes of this filing, the Debentures are deemed converted as of the reporting date.

         As  of  the  reporting  dated,  the  Company  has  100,000,000   Shares
authorized,   with  approximately  21,174,272  Shares  issued  and  outstanding, approximately 12,710,380 Shares reserved

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



for issuance upon exercise of outstanding options and warrants (including warrants of the Reporting Person) and conversion of preferred stock, and 50,000,000 issuable pursuant to the conversion by the Reporting Person. The maximum number of shares which the Reporting Person can acquire upon the conversion of Debentures and the exercise of Warrants and which the Reporting Person may be deemed to beneficially own, directly or indirectly, is 16,115,348 Shares.

         The Reporting Person does not share the power to vote or direct the vote, or to dispose or to direct the disposition of, the Shares beneficially owned by it with any other person. However, Joe K. Johnson, is the manager of the Reporting Person. As such, he has been granted voting power and investment power over investments of the Reporting Person, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares reported hereby.

         (c) Schedule I lists transactions in the Shares by the Reporting Person since the most recent filing of Schedule 13D, including the name, date, amount of securities involved, and price per unit. Except as otherwise indicated, all acquisitions of Shares and all dispositions of Shares were executed through market transactions. There were no other transactions in the Shares by the Reporting Person since the most recent filing of Schedule 13D.

         (d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

         (e)  Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2000

ASPEN CAPITAL RESOURCES, LLC


By:      /s/
     -------------------------------------------------------------
         Joe K. Johnson, Manager




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


                                   SCHEDULE I


Title of Security    Transaction     Securities Acquired (A) and Disposed (D)
                                     ----------------------------------------
                        Date         Number of                         Price
                                     Shares                            Per Share

Common Stock         07/06/00          30,000 D                         $0.96
Common Stock         07/21/00           5,000 D                         $0.94
Common Stock         07/27/00          20,000 D                         $0.85
Common Stock         07/28/00          30,100 D                         $0.72
Common Stock         08/01/00          55,000 D                         $0.73
Common Stock         08/02/00          12,500 D                         $0.69
Common Stock         08/03/00          25,000 D                         $0.69
Common Stock         08/04/00          15,000 D                         $0.69
Common Stock         08/07/00          29,500 D                         $0.68
Common Stock         08/08/00          12,500 D                         $0.69
Common Stock         08/09/00          12,500 D                         $0.69
Common Stock         08/17/00          13,000 D                         $0.62
Common Stock         08/18/00           1,000 D                         $0.67
Common Stock         08/22/00           3,800 D                         $0.61


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